Filed Pursuant to Rule 433
Registration No. 333-212269
August 10, 2016

Meta Financial Group, Inc.
$75,000,000
5.75% Fixed-to-Floating Rate Subordinated Notes due August 15, 2026

Term Sheet

Issuer:	Meta Financial Group, Inc. (the “Company”)

Security:	5.75% Fixed-to-Floating Rate Subordinated Notes due August 15, 2026 (the “Subordinated Notes”)

Aggregate Principal Amount:	$75,000,000

Rating:
Kroll Bond Rating Agency: BBB
A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	August 10, 2016

Settlement Date (T+3):	August 15, 2016

Final Maturity (if not previously redeemed):	August 15, 2026

Coupon:
5.75% per annum, from and including August 15, 2016, but excluding August 15, 2021, payable semi-annually in arrears. From and including August 15, 2021 through maturity or early redemption date, the interest rate shall reset quarterly to an interest rate per annum equal to the then current three-month LIBOR rate plus 463 basis points, payable quarterly in arrears. In the event that three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero.

Issue Price to Investors:	100%

Interest Payment Dates:
Interest on the Subordinated Notes will be payable on August 15 and February 15 of each year through August 15, 2021 and quarterly thereafter on February 15, May 15, August 15, November 15 of each year through the maturity date or early redemption date. The first interest payment will be made on February 15, 2017.

Day Count Convention:	30/360 to but excluding August 15, 2021, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:
The Company may, at its option, beginning with the interest payment date of August 15, 2021 and on any scheduled interest payment date thereafter, redeem the Subordinated Notes, in whole or in part, upon not fewer than 30 nor greater than 60 days’ notice to holders (which notice may be conditional), at a redemption price equal to 100% of the principal amount of the Subordinated Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Event Redemption:
The Company may redeem the Subordinated Notes, at its option, in whole, at any time, or in part from time to time, if (i) a change or prospective change in law occurs that could prevent it from deducting interest payable on the Subordinated Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Subordinated Notes from being treated as Tier 2 capital for regulatory capital purposes, or (iii) it is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Subordinated Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see ‘‘Description of the Notes—Redemption’’ in the preliminary prospectus supplement dated August 8, 2016.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Listing and Trading Markets:
The Company does not intend to list the Subordinated Notes on any securities exchange or to have the Subordinated Notes quoted on a quotation system. Currently there is no public market for the Subordinated Notes and there can be no assurances that any public market for them will develop.

Use of Proceeds:	General corporate purposes, potential acquisitions and investments in the Bank as regulatory capital to support growth

Underwriters’ Discount:	1.50%

Proceeds to the Company (before expenses):	$73,875,000

Ranking:
The Subordinated Notes will be unsecured, subordinated and:

•           will rank junior in right of payment and upon the Company’s liquidation to any existing and all future senior indebtedness (as defined in the Indenture (as hereinafter defined) and described under “Description of the Notes” in the preliminary prospectus supplement);

•           will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all of its future general creditors;

•           will rank equal in right of payment and upon the Company’s liquidation with any existing and all future indebtedness the terms of which provide that such indebtedness ranks equally with the Subordinated Notes;

•           will rank senior in right of payment and upon the Company’s liquidation to (i) the Company’s existing subordinated debentures underlying its outstanding trust preferred securities, and (ii) any indebtedness the terms of which provide that such indebtedness ranks junior to the Subordinated Notes; and

•           will be effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of the Bank and the Company’s other current and future subsidiaries, including without limitation the Bank’s depositors, liabilities to general creditors and liabilities arising during the ordinary course or otherwise.

CUSIP / ISIN:	59100U AA6 / US59100UAA60

Book-Running Manager:	Sandler O’Neill + Partners, L.P.

The Company has filed a shelf registration statement (File No. 333-212269) (including base prospectus) and a related preliminary prospectus supplement dated August 8, 2016, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, any related applicable preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128.